Exhibit 99(a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase dated January 31, 2005, and the related Letter of Transmittal and is not being made to

(nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Common Shares of Beneficial Interest

of

Falcon Financial Investment Trust

at

$7.50 Net per Share

by

Flash Acquisition Company LLC

a wholly owned subsidiary of

iStar Financial Inc.

Flash Acquisition Company LLC (the “Purchaser”), a Maryland limited liability company and a wholly owned subsidiary of iStar Financial Inc., a Maryland corporation (“iStar”), is offering to purchase all outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”) of Falcon Financial Investment Trust, a Maryland real estate investment trust (the “Company”), at a price of $7.50 per Share, net to the selling shareholder in cash, without interest (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, FEBRUARY 28, 2005, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 19, 2005 (the “Merger Agreement”), among iStar, the Purchaser and Falcon. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with applicable law, the Purchaser will be merged with and into Falcon (the “Merger”), with Falcon surviving the Merger as a wholly owned subsidiary of iStar. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares that are owned by iStar, the Purchaser, or any of their subsidiaries) will be converted into the right to receive $7.50 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes). The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

Certain trustees and officers of Falcon who, in the aggregate, own approximately 4.3% of the Shares outstanding have entered into shareholders agreements with iStar and the Purchaser pursuant to which they have agreed, among other things, to tender pursuant to the Offer, and not to withdraw, their Shares (the “Shareholders Agreements”).

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the Expiration Date, that number of Shares together with any Shares then owned by the Purchaser or iStar, that immediately prior to acceptance for payment of Shares pursuant to the Offer, represents at least a majority of the total number of Shares outstanding (on a fully diluted basis, excluding any Shares issuable pursuant to the Share Option Agreement (as defined in the Offer to Purchase)). The Offer is also subject to other conditions. See Section 15 of the Offer to Purchase.

The board of trustees of Falcon unanimously: (1) determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of Falcon’s shareholders; (2) approved the Merger Agreement, the Share Option Agreement and the other agreements and transactions contemplated thereby, including the Offer and the Merger; and (3) recommends that holders of all Shares tender their Shares to the Purchaser in the Offer.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn when, as and if the Purchaser gives oral or written notice to the Depositary, as agent for the tendering shareholders, of its acceptance for payment of such Shares. Payment for Shares so accepted will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), (2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, February 28, 2005, unless and until the Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire prior to the purchase of any Shares.

The Purchaser may, without the consent of Falcon, extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares if: (1) at the Expiration Date, any of the conditions to the Purchaser’s obligation to purchase Shares in the Offer has not been satisfied or waived on one or more occasions for such period as is reasonably necessary to permit such condition to be satisfied; (2) any rule, regulation or interpretation of the United States Securities and Exchange Commission or the staff thereof applicable to the Offer requires that the Offer be extended; or (3) the Minimum Condition has been satisfied but less than 90% of the outstanding Shares (on a fully diluted basis, excluding any Shares issuable pursuant to the Share Option Agreement) have been validly tendered and not properly withdrawn as of the Initial Expiration Date on one or more occasions aggregating not more than 20 business days. The Purchaser may elect to provide a subsequent offering period of three to 20 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”).

A subsequent offering period is an additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which shareholders may tender, but not withdraw, Shares and receive the Offer Price. The Purchaser does not currently intend to provide a subsequent offering period, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. During a subsequent offering period, Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. See Section 1 of the Offer to Purchase.

The Purchaser will cause any such extension by giving oral or written notice of such extension to Computershare Trust Company of New York (the “Depositary”), which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder’s Shares. Under no circumstances will interest be paid on the purchase price to be paid for the Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 28, 2005 except as provided with respect to any subsequent offering period. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC’s procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. In connection with the Offer, Falcon has provided the Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Falcon’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

UBS Securities LLC

17 State Street, 10th Floor New York, New York 10004 Banks and Brokers Call: (212) 440-9800 All Others Call Toll Free: (877) 278-3842	299 Park Avenue, 39th Floor New York, New York 10171 Call Toll Free: (877) 766-4684

January 31, 2005